Exhibit 99.1

Eco Wave Power Announces Major Milestone in Collaboration with Fortune 500 Energy Giant Bharat Petroleum as First Purchase Order Is Issued for Wave Energy Project in India

Purchase order advances implementation of the companies’ 2025 agreement, marking an important step toward a planned wave energy pilot at BPCL’s Marine Oil Terminals in Mumbai

Stockholm, Sweden – October 29, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading developer of onshore wave energy technology, today announced a significant milestone in its collaboration with Bharat Petroleum Corporation Limited (BPCL), one of India’s largest government-owned energy companies and a Fortune 500 corporation, following the issuance of a purchase order for the initial site assessment phase of the companies’ planned wave energy project in Mumbai, India.

The purchase order, was issued by BPCL for a comprehensive site assessment study at its Marine Oil Terminals at Jawahar Deep, Mumbai. The study represents the first implementation phase following the Memorandum of Understanding (MoU) signed between Eco Wave Power and BPCL in 2025 during India Energy Week, in the presence of India’s Minister of Petroleum and Natural Gas, Hardeep Singh Puri, and BPCL’s then Chairman and Managing Director, G. Krishnakumar.

The assessment is intended to evaluate the technical feasibility and site conditions for installing Eco Wave Power’s innovative onshore wave energy technology at BPCL’s existing marine infrastructure, with the objective of advancing the planned pilot installation.

Under the purchase order, the assessment will include the preparation of a detailed site assessment and work plan, a metocean study addressing local marine conditions, and a final site assessment report. The work is scheduled to be completed within four months of the purchase order’s issuance.

This development represents an important step in translating the strategic collaboration between Eco Wave Power and BPCL into concrete project development activities and reflects continued progress toward introducing wave energy technology into the Indian energy market.

Inna Braverman, Founder and CEO of Eco Wave Power, commented:

“We are very pleased to see our collaboration with Bharat Petroleum advancing from a Memorandum of Understanding to its first concrete implementation phase.

When we signed our agreement during India Energy Week in 2025, we shared a common vision of exploring how India’s vast wave energy resources could contribute to the country’s clean energy future. Today, we are taking another meaningful step toward turning that vision into reality.

For Eco Wave Power, this milestone is particularly exciting because it demonstrates the growing interest of major global energy companies in our technology and the potential to integrate wave energy generation into existing marine infrastructure.

India represents an extraordinary opportunity, with an estimated 40,000 MW of untapped ocean energy potential. We believe that our collaboration with BPCL, beginning with the planned pilot in Mumbai, can serve as an important foundation for exploring larger commercial-scale wave energy projects in the country.

We look forward to advancing the assessment phase and continuing to work with BPCL toward bringing our innovative technology to India.”

Advancing India’s Wave Energy Potential

India has identified ocean energy as a promising renewable energy resource, with its Ministry of New and Renewable Energy estimating approximately 40,000 MW of potential along the country’s coastline.

BPCL, a leading Indian energy corporation, has committed to achieving Net Zero emissions by 2040 and is actively exploring innovative renewable energy technologies as part of its long-term sustainability strategy.

Under the 2025 MoU, Eco Wave Power and BPCL agreed to explore the joint development of wave energy projects in India, beginning with a feasibility assessment and a planned pilot installation at BPCL’s Marine Oil Terminals in Mumbai, with the potential to pursue larger commercial-scale deployments in the future.

Eco Wave Power’s patented technology is designed to generate clean electricity from ocean waves by utilizing existing marine structures, such as breakwaters, piers and jetties, while keeping the energy conversion equipment accessible onshore.

The newly issued purchase order represents a tangible advancement of the initial assessment phase and is expected to provide important technical information to support decisions regarding the proposed pilot installation.

The Company believes that successful advancement of the collaboration could open opportunities for further wave energy development in India, supporting the country’s renewable energy ambitions while demonstrating the potential of integrating wave energy technology into existing port and energy infrastructure.

About Bharat Petroleum Corporation Limited (BPCL)

Bharat Petroleum Corporation Limited (BPCL) is a leading Fortune 500 oil and gas company owned by the Government of India. With a strong presence in refining, marketing and distribution, BPCL operates major refineries in Mumbai, Kochi and Bina and plays a vital role in India’s energy security.

Committed to innovation and sustainability, BPCL is actively advancing clean energy solutions, digital transformation and renewable energy initiatives.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers—often referred to as “AI factories”—Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, visit www.ecowavepower.com.

Investor and Media Contact

Email: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses the expected completion of the site assessment within four months of the purchase order’s issuance, the expectation that the assessment will provide technical information to support decisions regarding the proposed pilot installation, the planned wave energy pilot at BPCL’s Marine Oil Terminals in Mumbai, the continued collaboration with BPCL, the potential for larger commercial-scale wave energy projects in India, and the Company’s planned projects and project pipeline. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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